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Exhibit 99.1

Banro Corporation

PRESS RELEASE

BANRO FILES PRELIMINARY SHORT-FORM PROSPECTUS
FOR PROPOSED FINANCING

Toronto, Canada — September 2, 2008 — Banro Corporation ("Banro" or the "Company") (AMEX — "BAA"; TSX — "BAA") is pleased to announce that it has filed a preliminary short-form prospectus in connection with a proposed marketed offering of US$35 million of units, each unit consisting of one common share of the Company and one-half of one common share purchase warrant. The underwriting syndicate will be led by RBC Capital Markets and will also include CIBC World Markets Inc., UBS Securities Canada Inc. and Raymond James Ltd. The underwriters will be granted an option, exercisable for a period of 30 days from the date of closing of the offering, to purchase up to an additional 15% of the offering to cover over-allotments and for market stabilization purposes.

The Company intends to use the net proceeds of the offering to place orders for long lead time items at Twangiza, to fund the development costs of Twangiza, Namoya and Lugushwa and for general corporate purposes.

The units will be offered by way of a short form prospectus in all of the provinces of Canada (other than Quebec) and will be registered in the United States pursuant to a registration statement filed under the multi-jurisdictional disclosure system, and will also be offered on a private placement basis in certain jurisdictions outside of Canada and the United States pursuant to applicable prospectus exemptions. A preliminary short form prospectus relating to the offering has been filed with each of the provincial securities regulatory authorities in Canada (other than Quebec) and a registration statement relating to the offering has been filed with the United States Securities and Exchange Commission but has not yet become effective. These units may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these units in any state or province in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or province.

Closing of the offering is subject to certain conditions, including, but not limited to, receipt of all necessary securities regulatory approvals (including the approval of the Toronto Stock Exchange and the American Stock Exchange).

A copy of the preliminary prospectus may be obtained in Canada from RBC Capital Markets Attention: Distribution Centre, 277 Front St. W., 5th Floor, Toronto, Ontario M5V 2X4 (fax: 416-313-6066), or in the U.S. from RBC Capital Markets Corporation, Attention: Prospectus Department, Three World Financial Center, 200 Vesey Street, 8th floor, New York, NY 10281-8098.

Banro is a Canadian-based gold exploration company focused on the development of four major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. Led by a proven management team with extensive gold and African experience, Banro's strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Forward-Looking Statements: Statements in this press release announcing the proposed offering and the anticipated use of proceeds are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including the need to negotiate an underwriting agreement with the underwriters and to satisfy the conditions set forth therein; the need to satisfy regulatory and legal requirements with respect to the proposed offering; risks related to the exploration stage of the Company's projects;

market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices; the possibility that Banro may change its plans with respect to one or more projects; and other risks and uncertainties described in the Company's registration statement, in its Annual Report on Form 40-F and Reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission and in its annual information form dated March 28, 2008 and filed on SEDAR. Although the Company believes the expectations reflected in the forward-looking statements are reasonable, results may vary, and the Company cannot guarantee future results, levels of activity, performance or achievements.

For further information, please contact: Mike Prinsloo, President and C.E.O., South Africa, Tel: + 27 (0) 11 958-2885; Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, or Martin Jones, Vice-President, Corporate Development, Toronto, Ontario, Tel: (416) 366-2221 or 1-800-714-7938.

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  Exhibit 99.1
PRESS RELEASE